UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2012

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ____x____               Form 40-F       _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.

Yes     ____________            No     ______x______

If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-___

Index to Exhibits

The unaudited consolidated financial statements of the Registrant for the six months ended March 31, 2012 contained in Exhibit 1 to this Form 6-K (excluding pages 14 and 31 of such Exhibit) shall be incorporated by reference in the prospectuses relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Forms F-3 (File Nos. 333-163800 and 333-172579), as such prospectuses may be amended or supplemented from time to time.

Exhibit No.	Description

1	Westpac Interim Financial Report 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 4, 2012	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal